

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

April 24, 2019

<u>Via E-mail</u>
Ivan Menezes
Chief Executive Officer
Diageo PLC
Lakeside Drive
Park Royal, London, NW10 7HQ, England

    Re: **Diageo PLC**
          20-F for Fiscal Year Ended June 30, 2018
          August 6, 2018
          File No. 1-10691

Dear Mr. Menezes:

    We refer you to our comment letter dated March 29, 2019, regarding business contacts with North Korea, Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                /s/ Cecilia Blye

                Cecilia Blye, Chief
                Office of Global Security Risk

cc: John Reynolds
        Assistant Director
        Division of Corporation Finance

        Siobhan Moriarty
        Diageo

        Evan Scott Simpson
        Sullivan & Cromwell LLP